# SEC Schedule 13D/A (Amendment No. 26) — Beneficial ownership report by holders of more than 5% of a class

Issuer: HF Sinclair Corporation, CIK 0001915657
CUSIP: 403949100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 2323 Victory Avenue, Suite 1400, Dallas, Texas (TX), 75219
Date of event which requires filing of this statement: 11/18/2025
Filed by CIK 0002027139
Persons authorized to receive notices and communications: REH Advisors Inc., Attn: General Counsel, 2800 West Lincolnway, Cheyenne, Wyoming (WY), 82009, (801) 524-2752; David P. Oelman, Vinson & Elkins LLP, 845 Texas Avenue, Suite 4700, Houston, Texas (TX), 77002, (713) 758-2222; Michael S. Telle, Vinson & Elkins LLP, 845 Texas Avenue, Suite 4700, Houston, Texas (TX), 77002, (713) 758-2222

## Reporting persons
- REH Advisors Inc. (CIK 0002027139): type of reporting person: corporation (CO); citizenship or place of organization: Wyoming (WY); source of funds: other (OO); sole voting power 0; shared voting power 12,711,842; sole dispositive power 0; shared dispositive power 12,711,842; aggregate amount beneficially owned 12,711,842 (7% of the class)
  Comment: * Calculation of percentage based on a total of 183,948,233 shares of Common Stock (as defined below) outstanding as of October 24, 2025, as reported by the Issuer (as defined below) in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (the "SEC") on October 30, 2025, less the Common Stock acquired by the Issuer pursuant to the Twentieth Repurchase Transaction (as defined below) and the Twenty-First Repurchase Transaction (as defined below).
  (1) The Reporting Person is the primary and direct beneficial owner of the 12,711,842 shares indicated above, and the board of directors of the Reporting Person has all voting and investment power with respect to such shares.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: HF Sinclair Corporation
Address of issuer's principal executive offices: 2323 Victory Avenue, Suite 1400, Dallas, Texas (TX), 75219
Comment:
This Amendment No. 26 (this "Amendment") supplements the information set forth in the Schedule 13D originally filed by REH Company (f/k/a The Sinclair Companies), a Wyoming corporation ("REH"), and Carol Orme Holding (who has ceased to be a reporting person) with the SEC, as amended from time to time (the "Schedule 13D"), relating to the common stock, par value $0.01 per share ("Common Stock"), of HF Sinclair Corporation, a Delaware corporation (the "Issuer").

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is hereby supplementally amended as follows:

## Item 4. Purpose of Transaction
Purpose of transaction:
The information contained in the explanatory note and Items 3 and 6 of the Schedule 13D is incorporated herein by reference.

On November 18, 2025, the Issuer entered into a Stock Purchase Agreement (the "Twentieth Purchase Agreement") with the Reporting Person to repurchase 437,238 shares of Common Stock, for $54.89 per share, for the aggregate purchase price of $23,999,994 in a privately negotiated transaction (the "Twenty-First Repurchase Transaction"). The Twenty-First Repurchase Transaction is expected to close on or about November 21, 2025, subject to customary closing conditions. The foregoing description of the Twentieth Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Twentieth Purchase Agreement, which is filed as Exhibit 10.22 hereto and is incorporated herein by reference.

As previously reported, the Reporting Person has sold its Common Stock from time to time in both open market sales and sales to the Issuer. Subject to the terms of the Stockholders Agreement, the Reporting Person expects to continue to engage in such sales (with a strong preference for sales to the Issuer), but the Reporting Person may both acquire additional Common Stock or dispose of any or all of the Common Stock, in each case, depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, other investment considerations and/or other factors. The Reporting Person evaluates its investments in the Common Stock on a continual basis.

Additionally, while the Reporting Person reserves the right to make sales from time to time, it is its intent as of the date of this Amendment to maintain such sufficient ownership of Common Stock so the Reporting Person retains the right to appoint at least one director to the Board of the Issuer pursuant to the Stockholders Agreement. The Reporting Person may, at any time and from time to time, review or reconsider such position.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(a.) - (b.) The aggregate number and percentage of Common Stock beneficially owned by the Reporting Person (on the basis of a total of 183,948,233 shares of Common Stock outstanding as of October 24, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q, filed with the SEC on October 30, 2025, less the Common Stock acquired by the Issuer pursuant to the Twentieth Repurchase Transaction and the Twenty-First Repurchase Transaction) are as follows:

A. REH Advisors Inc.

i. Amount beneficially owned: 12,711,842

Percentage: 7.0%

a. Sole power to vote or to direct the vote: 0

b. Shared power to vote or to direct the vote: 12,711,842

c. Sole power to dispose or to direct the disposition of: 0

d. Shared power to dispose or to direct the disposition of: 12,711,842
Transactions in the class effected during the past sixty days: To the best knowledge of the Reporting Person, no transactions were effected by the Reporting Person during the past 60 days other than the transactions described herein and the transaction pursuant to the Stock Purchase Agreement, dated November 3, 2025, by and between the Issuer and the Reporting Person, whereby the Issuer repurchased 960,061 shares of Common Stock, for $52.08 per share, for the aggregate purchase price of $49,999,977 in a privately negotiated transaction (the "Twentieth Repurchase Transaction").
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Person, other than as described herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information contained in the explanatory note and Items 3 and 4 of the Schedule 13D is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 10.22 Stock Purchase Agreement, dated as of November 18, 2025, by and among HF Sinclair Corporation and REH Advisors Inc. (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K (File No. 001-41325) filed on November 20, 2025).

## Signatures
- REH Advisors Inc.: /s/ Ross B. Matthews, Ross B. Matthews, Chair of the Board (11/20/2025)